June 4, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon

RE:	Interval Leisure Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-34062

Dear Mr. Gordon,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 21, 2014 concerning the Form 10-K described above.

For your convenience, the Staff’s comment is repeated in bold below, followed by the response of Interval Leisure Group (the “Company” or “ILG”).

Note 3 — Business Combinations, page 88

1.              We note that the 2013 business combinations have certain contingent considerations. Please describe and disclose in future filings the targets related to the contingency consideration.

RESPONSE TO COMMENT:

In response to the Staff’s comments, we will include in future filings a more detailed description of the contingent consideration arrangements related to our 2013 business combinations. For clarification, we would like to inform you that there were no specified financial targets related to the contingent consideration associated with these acquisitions, however, the basis for the contingent consideration payments is described below.

Regarding the VRI Europe transaction, the consideration paid on November 4, 2013 (the acquisition date) was based on a multiple of the business’s forecasted full year 2013 EBITDA (as defined in the business transfer agreement, or BTA), per the BTA executed in August 2013. The BTA stipulates the consideration paid on the acquisition date would be subsequently adjusted based on final full year 2013 EBITDA, as agreed upon by both parties. For purposes of estimating this contingent consideration liability, we used updated full year 2013 EBITDA for the acquired business as of December 31, 2013 and November 4, 2013 given the resulting estimate would be consistent, in all material respects, between these two dates.

Additionally, in connection with the 2013 acquisitions, certain amounts related to the purchase consideration paid at closing were deposited into escrow to be held subject to specified future events. These future events include completion of specified amendments to organizational documents of the managed entities and continuation or long-term extension of a lease arrangement.

In future filings, as applicable, we will include disclosures similar to the following markup of our December 31, 2013 disclosure:

NOTE 3—BUSINESS COMBINATIONS

Contingent Consideration

~~In connection with~~ For the VRI Europe transaction, the consideration paid at closing was based on a multiple of the business’s forecasted full year 2013 EBITDA (as defined in the business transfer agreement, or BTA), per the BTA executed in August 2013. The BTA stipulates the consideration paid on the acquisition date would be subsequently adjusted based on final full year 2013 EBITDA, as agreed upon by both parties. ~~we have an obligation as of the acquisition date to transfer additional consideration in the form of cash, which results in incremental noncontrolling interest value in VRI Europe, that is based on actual results of the acquired business for the year ended December 31, 2013.~~ As of December 31, 2013, actual 2013 results are known and form the basis of estimated amounts accrued as of the acquisition date and year-end; accordingly, these estimated amounts are based on unobservable inputs (such as actual results for the business) representing the fair value of this liability for each respective balance sheet date. The amount accrued within current liabilities as of the acquisition date and December 31, 2013 is $7.4 million and $7.6 million, respectively. The change from the acquisition date to year-end solely relates to the translation effect on the foreign currency amount.

Additionally, in connection with the 2013 acquisitions, certain amounts related to the purchase consideration paid at closing were deposited into escrow to be held subject to specified future events occurring over a period ranging from the respective acquisition dates up to 36 months thereafter, as applicable. These future events include completion of specified amendments to organizational documents of the managed entities and continuation or long-term extension of a lease arrangement. Pursuant to ASC 805, we consider these escrowed funds to be contingent consideration whereby their release from escrow is subject to future performance. Consequently, as of the respective acquisition dates and December 31, 2013, we have recorded a total of $11.0 million and $11.2 million, respectively, as long-term liabilities with corresponding assets representing the prepayment into escrow. The change from the fourth quarter 2013 acquisition dates to year-end solely relates to the translation effect on the foreign currency amount. These liabilities were measured based on their agreed upon contractual amounts given it is unlikely these amounts would not be released to the sellers. As the associated specified events occur in the future and respective amounts are released from escrow, we will release the corresponding amount from our consolidated balance sheet at that time.

2.              We note from the purchase price allocation disclosure that $90.2 million was allocated to resort management contracts with indefinite useful lives.  Please explain to us and disclose in future filings how you determined that certain acquired management contracts have indefinite useful lives, citing relevant accounting literature.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we inform you that we consider guidance at ASC Topic 350-30-35-4 when determining whether the useful life of certain acquired resort management contracts are indefinite, which states:

“If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. Such intangible assets might be airport route authorities, certain trademarks, and taxicab medallions.”

The resort management contracts which were determined to have indefinite useful lives pertain to certain resort management contracts acquired as part of our VRI Europe transaction. The contracts by their terms continue into the foreseeable horizon unless VRI Europe (as the management company) liquidates, dissolves or commits an uncured material breach, or we permit the managed entity to liquidate or dissolve. Additionally, we have the intent and ability to continue the terms of these management contracts into the foreseeable horizon.

In future filings, as applicable, we will include disclosures similar to the following markup of our December 31, 2013 disclosure:

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting for Business Combinations

In accordance with ASC Topic 805, “Business Combinations,” when accounting for business combinations we are required to recognize the assets acquired, liabilities assumed, contractual contingencies, noncontrolling interests and contingent consideration at their fair value as of the acquisition date. These items are recorded on our consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of acquired businesses are included in the consolidated statements of income since their respective acquisition dates.

The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets, estimated contingent consideration payments and/or pre-acquisition contingencies, all of which ultimately affect the fair value of goodwill established as of the acquisition date. Goodwill acquired in business combinations is assigned to the reporting unit(s) expected to benefit from the combination as of the acquisition date and is then subsequently tested for impairment at least annually.

Additionally, as part of our accounting for business combinations we are required to determine the useful lives of identifiable intangible assets recognized separately from goodwill. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the acquired business. An intangible asset with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized. We base the estimate of the useful life of an intangible asset on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

•                  The expected use of the asset.

•                  The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

•                  Any legal, regulatory, or contractual provisions that may limit the useful life.

•                  Our own historical experience in renewing or extending similar arrangements, consistent with our intended use of the asset, regardless of whether those arrangements have explicit renewal or extension provisions.

•                  The effects of obsolescence, demand, competition, and other economic factors.

•                  The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon—that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the acquired business.

Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired entity and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to:

•                  the estimated fair value of the acquisition-related contingent consideration, which is performed using a probability-weighted income approach based upon the forecasted achievement of post-acquisition pre-determined targets;

•                  the future expected cash flows from sales of products and services and related contracts and agreements; and

•                  discount and long-term growth rates.

Unanticipated events and circumstances may occur which could affect the accuracy or validity of our assumptions, estimates or actual results. Additionally, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes resulting from events that occur after the acquisition date, such as changes in our estimated fair value of the targets that are expected to be achieved, will be recognized in earnings in the period of the change in estimated fair value.

NOTE 3—BUSINESS COMBINATIONS

Purchase Price Allocation

The following table presents the allocation of total acquisition cost to the assets acquired and liabilities assumed, based on their estimated fair values as of their respective acquisition dates (in thousands):

2013 Acquisitions
Cash	$1,167
Other current assets	10,233
Goodwill(1)	34,533
Intangible assets	131,857
Other noncurrent assets	15,759
Current liabilities	(11,355)
Other noncurrent liabilities	(14,946)
Net assets acquired	$167,248

(1)                                 Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired.

The purchase price allocated to the fair value of goodwill and identifiable intangible assets associated with the 2013 acquisitions are as follows (in thousands):

	Cost	Useful Life (Years)
Goodwill	$34,533	N/A
Trademarks	3,000	N/A
Resort management contracts (indefinite-lived)	90,237	N/A
Resort management contracts	34,640	3 - 30
Other	3,980	4 - 10
Total	$166,390

In connection with these acquisitions we recorded total goodwill of $34.5 million and identifiable intangible assets of $131.9 million, of which $93.2 million were indefinite-lived intangible assets and primarily related to management contracts and trademarks. The indefinite-lived resort management contracts were acquired in connection with the VRI Europe transaction and no legal, regulatory, contractual, competitive, economic, or other factors limit, over the foreseeable horizon, the period of time over which these resort management contracts are expected to contribute future cash flows. Of the $34.5 million of goodwill, $20.7 million is expected to be deductible for income tax purposes. The weighted average amortization period, as of the respective acquisition date, for the definite-lived resort management contracts and other intangible assets noted in the table above is 17.5 and 4.9 years, respectively. The valuation of the assets acquired and liabilities assumed in connection with these acquisitions was based on their fair values at the acquisition date. The assets purchased and liabilities assumed for the 2013 acquisitions have been reflected in the accompanying consolidated balance sheet as of December 31, 2013.

Schedule II — Valuation and Qualifying Accounts, page 131

3.              We note that despite an increase in accounts receivable, the allowance for doubtful accounts has decreased year over year. Please disclose your accounting policy as it relates to determination of the allowance for doubtful accounts in future filings.  In your response please address whether you have a general reserve, specific reserves or both, and the methodology used to determine the amount of each type of reserve.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we will include in future filings a specific discussion within Note 2-Significant Accounting Policies, similar to the example disclosure below, which will describe our policy as it relates to the determination of the allowance for doubtful accounts.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

Accounts receivable are stated at amounts due from customers, principally resort developers, members and managed properties, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. ILG determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, ILG’s previous loss history, our judgment as to the specific customer’s current ability to pay its obligation to ILG and the condition of the general economy. More specifically, ILG’s policy for determining its allowance for doubtful accounts consists of both general and specific reserves. The general reserve methodology is distinct for each ILG business based on its historical collection experience and past practice. Predominantly, receivables greater than 120 days past due are applied a general reserve factor, while receivables 180 days or more past due are fully reserved. The determination of when to apply a specific reserve requires judgment and is directly related to the particular customer collection issue identified, such as known liquidity constraints, insolvency concerns or litigation.

The allowance for bad debt is included within general and administrative expense within our consolidated statements of income. ILG writes off accounts receivable when they become uncollectible once we have exhausted all means of collection.

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@iilg.com with any questions or to discuss this correspondence.

Very truly yours,

/s/ William L. Harvey
William L. Harvey
Executive Vice President
and Chief Financial Officer

cc:	Isaac Esquivel
Via email